renewables
for a
better life

arauco®


4Q
2024

Highlights 4Q 2024



For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com

Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to "U.S.$" are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.

REVENUES

US$1,661.6 million
FY US$6,546.1 million

NET INCOME

US$104.8 million
FY US$476.3 million

ADJUSTED EBITDA

US$406.5 million
FY US$2,014.1 million

NET DEBT / LTM. ADJ. EBITDA

2.74x

CAPEX

US$446.4 million
FY US$1,228.9 million

Overview

ARAUCO´s net income for the fourth quarter of 2024 was US$104.8 million, a decrease of US$125.8 million compared to the third quarter of 2024 and our Adjusted EBITDA was 45.7% lower than the third quarter of 2024, totaling US$406.5 million. Both decreases are mostly explained by the effect of our forestry asset sale in Brazil during the third quarter.

Net Financial Debt increased by US$32.9 million or 0.6% and our *Net Debt/LTM EBITDA* ended up in 2.74x, a decrease when compared to the 2.78x reached during the third quarter of 2024.

In US$ Million	Q4 2024	Q3 2024	Q4 2023	*QoQ*	*YoY*	*YTD 2024*	*YTD 2023*	*YoY YTD*
Revenue	1,661.6	1,695.2	1,568.5	-2.0%	5.9%	6,546.1	6,011.8	8.9%
Net income	104.8	230.6	(84.1)	-54.6%	224.6%	476.3	(358.5)	232.8%
Adjusted EBITDA	406.5	748.3	368.8	-45.7%	10.2%	2,014.1	1,026.0	96.3%
Adjusted EBITDA Margin	24.5%	44.1%	23.5%	-44.6%	4.1%	30.8%	17.1%	80.3%
LTM Adj. EBITDA	2,014.1	1,976.4	1,026.0	1.9%	96.3%	2,014.1	1,026.0	96.3%
CAPEX	446.4	244.6	255.0	82.5%	75.0%	1,228.9	1,262.8	-2.7%
Net Financial Debt	5,525.1	5,492.3	6,485.5	0.6%	-14.8%	5,525.1	6,485.5	-14.8%
Net Financial Debt / LTM Adj. EBITDA	2.74x	2.78x	6.32x	-1.3%	-56.6%	2.74x	6.32x	-56.6%

Adjusted EBITDA and EBITDA Margin (in US$ Million)


24%
13%
16%
15%
24%
27%
27%
44%
24%
387.6
188.0
226.6
242.6
368.8
445.1
414.2
313.6
434.7
35.9
370.6
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Adjusted EBITDA
Forestry Asset Sale
Adjusted EBITDA Margin

Income Statement

Revenues

ARAUCO's revenues reached US$1,661.6 million in the fourth quarter of 2024, a decrease of 2.0% when compared to the previous quarter. This variation is explained by (i) a 2.2% decrease in revenues from our Pulp and Forestry products division, due to a decrease of 18.2% in average prices, offset by a 20.2% increase in sales volume and (ii) a 1.7% decrease in revenues from our Wood products division mainly due to a 3.8% decrease in sales volume, offset by a 2.7% increase in average prices.

The following table shows a breakdown of our revenues by business segment:

In US$ Million	Q4 2024	Q3 2024	Q4 2023	QoQ	YoY
Pulp and Forestry	870.8	890.7	786.4	*-2.2%*	*10.7%*
Wood Products	790.4	804.4	781.8	*-1.7%*	*1.1%*
Total	**1,661.6**	**1,695.2**	**1,568.5**	***-2.0%***	***5.9%***

Revenue's Breakdown by business segment


54%
55%
58%
51%
50%
46%
49%
47%
48%
46%
45%
42%
49%
50%
54%
51%
53%
52%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Pulp and Forestry
Wood Products

Cost of sales

Increased by 3.1% or US$37.1 million compared to the third quarter of 2024. This is mostly explained by *Timber costs* and *Depreciation and amortization* mainly due to an increase in production related to the Nueva Aldea mill, which was stopped for programed maintenance during the third quarter. This was offset by a decrease in *Other raw materials and indirect costs.*

In US$ Million	Q4 2024	Q3 2024	Q4 2023	QoQ	YoY
Timber	264.5	227.2	302.6	*16.4%*	*-12.6%*
Forestry labor costs	185.2	199.5	177.8	*-7.2%*	*4.1%*
Depreciation and amortization	157.8	145.9	146.3	*8.2%*	*7.8%*
Depreciation for right of use	18.9	4.4	6.6	*333.4%*	*187.7%*
Maintenance costs	98.9	90.7	92.3	*9.1%*	*7.2%*
Chemical costs	182.1	173.0	154.2	*5.2%*	*18.1%*
Sawmill services	27.6	39.5	30.2	*-30.1%*	*-8.4%*
Other raw materials and indirect costs	93.1	116.7	124.8	*-20.2%*	*-25.4%*
Energy and fuel	73.1	74.1	68.8	*-1.3%*	*6.2%*
Cost of electricity	13.5	13.7	13.9	*-0.9%*	*-2.3%*
Salaries, other salaries, and other personnel expenses	114.7	107.6	103.9	*6.6%*	*10.4%*
Cost of Sales	**1,229.3**	**1,192.2**	**1,221.3**	***3.1%***	***0.7%***

Administrative expenses

Decreased by 5.5% or US$8.0 million, when compared to the previous quarter, mostly due to a decrease in Property taxes and *Wages, salaries and severance indemnities,* compensated by an increase in *Donations, contribution, scholarships.*

In US$ Million	Q4 2024	Q3 2024	Q4 2023	QoQ	YoY
Wages, salaries and severance indemnities	52.1	56.8	56.8	*-8.2%*	*-8.3%*
Marketing, advertising, promotion and publications expenses	3.8	4.0	3.8	*-3.5%*	*1.0%*
Insurance	11.9	11.9	14.5	*-0.1%*	*-17.8%*
Depreciation and amortization	11.3	10.8	11.0	*5.4%*	*3.1%*
Depreciation for the right of use	1.8	1.9	1.8	*-5.5%*	*-3.1%*
Computer services	8.1	4.8	8.5	*68.8%*	*-4.1%*
Lease rentals (offices, warehouses and machinery)	1.6	1.9	2.0	*-14.4%*	*-16.0%*
Donations, contributions, scholarships	4.6	1.0	3.9	*384.0%*	*17.9%*
Fees (legal and technical advisories)	8.9	10.7	8.8	*-16.8%*	*1.4%*
Property taxes, patents and municipality rights	(3.2)	8.4	6.5	*-137.6%*	*-148.7%*
Other administration expenses	34.8	31.8	36.4	*9.5%*	*-4.3%*
Administrative Expenses	**135.9**	**143.9**	**153.9**	***-5.5%***	***-11.7%***

Distribution costs

Decreased by 1.9%, or US$3.4 million mostly due to a decrease of US$2.4 million or 53.7% in *Other Selling costs* due to a decrease in provisions for unpaid receivables.

In US$ Million	Q4 2024	Q3 2024	Q4 2023	QoQ	YoY
Commissions	4.7	4.1	4.4	*14.3%*	*7.2%*
Insurance	1.6	2.2	1.4	*-27.0%*	*8.7%*
Other selling costs	2.0	4.4	5.6	*-53.7%*	*-64.0%*
Port services	18.6	19.4	14.3	*-3.7%*	*30.1%*
Freight	137.0	138.7	134.8	*-1.2%*	*1.7%*
Depreciation for the right of use	0.2	0.2	0.4	*-0.5%*	*-43.6%*
Other shipping and freight costs	14.3	13.1	14.5	*9.7%*	*-1.3%*
Distribution Costs	**178.5**	**182.0**	**175.5**	***-1.9%***	***1.8%***

Other income

Decreased by 43.6%, or US$148.1 million mostly due to a decrease in *Profit on sales of permanent investments*, due to the effect of the sale of our forestry assets in Brazil. This was offset by an increase in *Gain from changes in fair value of biological assets* mainly in Chile, due to a change in the discount rate applied.

In US$ Million	Q4 2024	Q3 2024	Q4 2023	QoQ	YoY
Gain from changes in fair value of biological assets	128.7	4.5	97.3	*2,744.2%*	*32.3%*
Net income from insurance compensation	2.3	3.4	124.3	*-30.9%*	*-98.1%*
Leases received	1.3	1.4	1.8	*-5.7%*	*-28.1%*
Gains on sales of assets	9.1	7.8	17.5	*17.3%*	*-47.8%*
Tax recovery credit	1.4	0.2	2.9	706.1%	-50.5%
Other Income from the sale of investments	35.9	-	-	-	-
Profit on sales of permanent investments	4.6	313.6	-	-98.5%	-
Other operating results	8.0	8.7	17.5	*-8.3%*	*-54.7%*
Other Income	**191.4**	**339.5**	**261.3**	***-43.6%***	***-26.8%***

Other expenses

Increased by 39.0% or US$20.9 million when compared to the third quarter of 2024. This is mostly explained by an increase in Operating expenses related to the programmed stoppage in Esperanza and Valdivia mills and also the effect related to the labor strike in Valdivia. Additionally, *Loss of forests* decreased due to a provision related to our biological assets in Brazil. These increases were offset by a US$19.0 million decrease in *Project expenses*.

In US$ Million	Q4 2024	Q3 2024	Q4 2023	QoQ	YoY
Legal payments	1.3	6.4	4.7	*-79.2%*	*-71.8%*
Impairment provision property, plant and equipment and others	16.9	10.8	21.0	*56.4%*	*-19.4%*
Operating expenses related to plant stoppages	22.9	3.6	14.0	*532.5%*	*63.2%*
Project expenses	(9.4)	9.6	7.9	*-197.8%*	*-218.2%*
Loss (gain) from asset sales	2.5	3.6	3.2	*-30.6%*	*-20.8%*
Loss and repair of assets	0.7	0.5	2.6	*52.0%*	*-71.8%*
Loss of forests	20.6	2.0	2.8	*953.6%*	*644.8%*
Other taxes	9.9	11.4	4.7	*-12.5%*	*111.1%*
Other expenses (donations, repayments insurance)	9.1	5.9	25.7	*54.2%*	*64.6%*
Other expenses	**74.7**	**53.7**	**86.7**	***39.0%***	***-13.9%***

Foreign exchange differences

Reached US$5.4 million, which represents an increase of US$10.0 million when compared to the US$4.5 million loss accounted for last quarter.

Income tax

In the fourth quarter of 2024, income tax expense was US$26.9 million, a US$109.3 million decrease when compared with the US$136.2 million expense accounted in the previous quarter. This variation is mainly explained by the effect of current taxes in Chile related to the forestry sale in Brazil during last quarter.

Adjusted EBITDA

Adjusted EBITDA for the fourth quarter of 2024 was US$406.5 million, a 45.7% or US$341.8 million decrease when compared to the previous quarter. This is mainly explained by an extraordinary US$289.4 decrease in Adjusted EBITDA due to the effect of our forestry asset sale in Brazil materialized during the third quarter of 2024.

Additionally, there was a decrease of 21.7% in the Adjusted EBITDA of our pulp business segment, mainly due to a lower operational result compared to last quarter, influenced by a 18.2% decrease in average prices. The Adjusted EBITDA of our Wood products business increased 17.0% compared to the previous quarter, mainly due to a decrease in administrative expenses.

In U.S. Million	Q4 2024	Q3 2024	Q4 2023	QoQ	YoY
Net Income	104.8	230.6	(84.1)	*-54.6%*	*224.6%*
Financial costs	91.9	99.8	100.8	*-7.9%*	*-8.8%*
Financial income	(13.5)	(14.2)	(47.6)	*-5.0%*	*-71.6%*
Income tax	26.9	136.2	108.9	*-80.2%*	*-75.3%*
EBIT	**210.1**	**452.4**	**78.0**	***-53.6%***	***169.3%***
Depreciation & amortization	197.1	165.1	167.4	*19.4%*	*17.7%*
EBITDA	**407.2**	**617.5**	**245.4**	***-34.1%***	***65.9%***
Fair value cost of timber harvested	100.7	122.9	125.2	*-18.1%*	*-19.6%*
Gain from changes in fair value of biological assets	(128.7)	(4.5)	(97.3)	*2,744.0%*	*32.3%*
Exchange rate differences	(5.4)	4.5	107.4	*219.4%*	*105.0%*
Others (*)	32.8	7.9	(11.9)	*316.9%*	*374.8%*
Adjusted EBITDA	**406.5**	**748.3**	**368.8**	***-45.7%***	***10.2%***

(*) Includes provision from forestry fires and provisions from property, plants and equipment, and others.

Adjusted EBITDA variation by business segment (in US$ million)


748.3
(73.4)
21.0
(289.4)
406.5
Q3 2024
Pulp
Wood Products
Consolidation Adj. & Others
Q4 2024

Pulp Adjusted EBITDA

The Adjusted EBITDA for our pulp business segment reached US$265.3 million during this quarter, which translates to a 21.7% or US$73.4 million decrease compared to the third quarter of 2024.

Pulp EBITDA Mg reached 30.5%, 7.5% lower than the previous quarter.


38.9%
282
12.0%
78
17.1%
100
18.5%
144
34.5%
272
40.5%
360
41.1%
320
38.0%
339
30.5%
265
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Adjusted EBITDA
EBITDA Mg

Wood Products Adjusted EBITDA

The Adjusted EBITDA for our wood products business was US$144.9 million during this quarter, which translates to a 17.0% or US$21.0 million increase, compared to the previous quarter.
Wood products EBITDA Mg was 18.3%, 2.9% higher than the previous quarter.


154
17.8%
136
17.2%
152
18.5%
133
16.3%
138
17.7%
115
15.0%
125
16.5%
124
15.4%
145
18.3%
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Adjusted EBITDA
EBITDA Mg

Pulp Business

During the fourth quarter, we saw price decreases in some markets, alongside with a more challenging demand. Global stocks in hardwood increased slightly in the beginning of the quarter but declined consistently throughout November and December. Regarding softwood, stocks decreased consistently throughout the quarter.

In China, the fourth quarter began with a normalized market, a stable demand and customers buying cautiously. In the middle of the quarter, the bankruptcy of a major local pulp and paper producer was announced, leading to production shutdowns at some of its mills. Consequently, paper producers increased their operating rates to replace the output of this producer, and local pulp supply decreased, boosting demand for imported pulp. Meanwhile, the tissue industry remained quite stable throughout the quarter. Regarding pulp prices, long fiber experienced an increase at the beginning of the quarter and then stabilized. In contrast, the price of short fiber remained steady throughout the period

In Europe, the paper market showed improvement compared to the third quarter, mainly driven by higher paper producer margins due to the decrease in pulp prices. However, visibility of final product orders for the upcoming months remains limited, causing pulp inventory levels to be kept at a minimum. The tissue industry was more stable, with sustained demand for final products and an improvement in margins. Nevertheless, some smaller tissue producers were affected by increased imports from other markets, such as China and Brazil. Short fiber prices decreased during most part of the quarter, stabilizing towards the end of the year.

The textile pulp market remained relatively stable at the beginning of the quarter, however began to show caution, anticipating the low seasonality in December and January. The viscose market continued with low inventories and mill operating rates above 85%. Textile pulp prices increased at the beginning of the quarter and remained stable towards the end of the year.

Production in the fourth quarter of 2024 was affected by both scheduled and unscheduled shutdowns. During this period, the Esperanza mill in Argentina carried out an extended scheduled shutdown, covering all of October and part of November. Likewise, the scheduled shutdown of the Valdivia mill was carried out. As for unplanned events, in December the Valdivia mill stopped production due to a workers' strike, which lasted until the first days of January.


Production and Sales Volume (In thousand tonnes)
1,138
1,143
1,169
1,058
1,166
1,273
Q4 2023
Q3 2024
Q4 2024
Production
Sales

Wood Products Business

Panels

Sales volume decreased 8.6% partially offset by a 1.8% increase in average prices.

In the US, the market remained very active in PB, continuing the price increases and the trend seen last quarter. Regarding MDF, oversupply continued to be seen during the quarter.

In Latin America, the market continued with a stable market. Brazil continues with a strong market, although mainly sustained by logistic issues

Production and Sales Volume: Panels (1)

(In thousand m^3)


1,280
1,196
1,378
1,370
1,313
1,281
Q4 2023
Q3 2024
Q4 2024
Production
Sales

(1) Includes PB, MDF, OSB, Composite Panels and Retail Panels
PB: Particleboard.
MDF: Medium-density fiberboard.

Sawn timber

Average prices increased 4.2%, partially offset by a 2.4% decrease in sales volume.

During the fourth quarter, supply disruptions enabled us to increase prices, although markets continue with a slow demand, showing the effects of low economic activity/construction.

In the US, market conditions showed a slight positive trend, with higher prices balanced by increasing supply, mainly from Asia and Latin America.

China continued the trend of the last quarter, with marginal declines in prices due to low demand, especially in construction.

Production and Sales Volume: Sawn Timber (2)

(In thousand m^3)


522
483
492
463
525
468
Q4 2023
Q3 2024
Q4 2024
Production
Sales

(2) Includes Sawn Timber, Geen and Kiln-dried Lumber, Remanufactured Wood Products and Pallets
Note: Sales include trading

Plywood

Sales Volume increased 7.3%, while average prices decreased 1.2%.

During the fourth quarter, the market remained stable, supported by lower supply from key competitors, which helped price improvements and a strong position.

The US market remained with attractive volumes and good pricing levels, as access to breakbulk vessels provided a logistical advantage over our competitors that faced container shortages

Production and Sales Volume: Plywood

(In thousand m^3)


121
132
146
139
127
149
Q4 2023
Q3 2024
Q4 2024
Production
Sales

Capital Expenditures

During this quarter, capital expenditures (*) were US$446.4 million, US$201.7 million higher than the previous quarter, mainly explained by investments in our Sucuriú Project.

US$ Million	Q4 2024	Q3 2024	Q4 2023	YTD 2024	YTD 2023
Purchase and sale of property, plant and equipment	(341.1)	(162.2)	(162.1)	(838.8)	(844.5)
Purchase and sale of intangible assets	(2.8)	(1.2)	(2.2)	(6.1)	(6.4)
Purchase of other long-term assets	(102.5)	(81.2)	(90.8)	(383.9)	(411.9)
Total CAPEX (*)	**(446.4)**	**(244.6)**	**(255.0)**	**(1,228.9)**	**(1,262.8)**

(*) On a cash basis, does not include M&A.

Capital Expenditures (In US$ Million)


335
374
299
255
335
0.1
203
1.6
243
124.4
322
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Capex
Sucurú Industrial Capex

Free Cash Flow

During the fourth quarter of 2024, Free Cash Flow decreased by US$1,186.3 million compared to the third quarter of 2024, with ouflows of US$117.1 million.

- *Cash from Operations* decreased US$184.4 million mostly due to a decrease in *Adjusted EBITDA*.
- *Cash from Investment Activities* decreased due to the cash received from our forestry asset sale in Brazil during the previous quarter and an increase in Capex.
- *Cash from Financing Activities* increased due to Empresas Copec´s capital injection, contemplated for our Sucuriú Project, offset by dividend payments during December.

US$ Million	Q4 2024	Q3 2024	Q4 2023
Adjusted EBITDA	406.5	748.3	368.8
Working Capital Variation	28.8	(57.8)	45.0
Interest paid and received	(107.9)	(47.4)	(82.1)
Income tax received (paid/refunded)	(32.7)	(17.3)	(1.1)
Other cash inflows (outflows)	(108.2)	(254.8)	(11.1)
Cash from (used in) Operating Activities	**186.5**	**370.9**	**319.5**
Capex (*)	(446.4)	(244.6)	(255.0)
Proceeds from investment activities	16.2	1.4	3.8
Other inflows of cash, net	(13.6)	944.2	(45.2)
Cash from (used in) Investment Activities	**(443.8)**	**701.0**	**(296.4)**
Dividends paid	(94.4)	-	(0.0)
Other inflows of cash, net	(31.7)	(14.5)	(15.1)
Proceeds from issue of shares	300.0	-	-
Cash from (used in) Financing Activities – Net of Proceeds and Repayments	**173.9**	**(14.5)**	**(15.1)**
Effect of exchange rate changes on cash and cash equivalents	(33.7)	11.8	(90.4)
Free Cash Flow	**(117.1)**	**1,069.2**	**(82.4)**

(*) On a cash basis.

Net Debt Variation Q3 2024 – Q4 2024 (in US$ million)


117.1
(154.8)
(51.5)
122.1
5,492.3
5,525.1
Net Debt Q3 24
Free Cash Flow
Exchange rate/ inflation variation
Accrued interest variation
Leasing Variation
Net Debt Q4 24

Cash

Our cash position was US$1,071.6 million at the end of the fourth quarter of 2024, which translates to a 27.1% increase, equivalent to US$228.7 million, when compared to the end of the third quarter of 2024.

Additionally to our cash position, the Company has a Committed Revolving Credit facility (RCF) for a total amount of US$450 million due in September 2027, which as of the date of this report hasn't been withdrawn.


Cash by Currency
Mexican Peso 4%
Other Currencies 3%
Brazilian Real 11%
Chilean Peso 20%
U.S. Dollar 62%


Cash by Instrument
Money Market Funds 7%
Time Deposits 33%
Overnight Accounts 60%

Financial Debt

ARAUCO's total financial debt as of December 31, 2024 was US$6,596.7 million, an increase of 4.1% or US$261.6 million when compared to September 30, 2024.

Our consolidated net financial debt increased 0.6% or US$32.9 million when compared with September 2024. This was mainly due a negative free cash flow and an increase in leasing, offset by exchange rate/inflation variation.

Debt by Currency


EUR (2)
8%
Other Currencies
9%
U.S.Dollar
55%
UF (1) (2)
28%

Debt by Instrument


Leasing
11%
Banks
17%
Bonds
72%

(1) UF is a Chilean monetary unit indexed to inflation.

(2) Swapped to USD

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 2.74x, which compares to the 2.78x in the third quarter of 2024. This decrease is mainly explained by a 1.9% or 37.7 increase in our LTM Adjusted EBITDA.

Net Financial Debt and Leverage (In US$ Million)


3.17x
5,471
4.59x
6,214
6.00x
6,271
6.32x
6,485
4.87x
6,251
4.33x
6,370
5,492
2.78x
5,525
2.74x
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024

As of December 2024, short term bank obligations (which includes accrued interest) sum up US$391.9 million. Bank obligations include the following maturities: US$248.8 million in bank loans and US$55.9 million in leasing. Short term bond obligations sum up US$87.3 million. These obligations include amortizations of our bonds, and their interest payments.

Debt Amortization Profile as of December 31, 2024 (In US$ Million)


2314
87
305
232
487
537
347
165
129
546
115
524
24
93
25
0
25
26
27
30
270
2025
2026
2027
2028
2029
2030
2032
2033
2034
2035
2036
2037
2037 & Thereafter
Bank Loans and Leasing
Bonds



Fourth Quarter
Subsequent Events and News

Sucuriú Project Update

Industrial Update

The Sucuriú project is progressing according to schedule, reaching physical progress of 3.7% as of February 2025. Regarding Capital Expenditures, US$126.1 million was disbursed during 2024, which corresponds to 2.7% of the total capex of the project (US$4,600 million). We finished the first casino (dining area), one entrance of the site and the communications tower. Construction is expected to begin in April 2025.






ÁGUA CLARA
MS-377
INOCÊNCIA
MS-377
EAST CANTEEN
WEST CANTEEN
CHEMICAL PLANT
OFFICES
FBL
POU
TO
EVA
WTP
WHL
LAYDOWN
WLP
ETP
Street D
LOG YARD
CONCRETE SUPPLIERS
Street B

Fourth Quarter
Subsequent Events and News

ESG Update

Community:.



Arauco has been actively engaging with local leaders to understand community values, fears, and expectations. The Arauco Connection program helps prepare local entrepreneurs for future project demands. We participated in a public hearing for the transmission line project and received the Preliminary License to proceed. Open meetings with local leaders have presented the project's plans, and we're offering free local labor training for earthworks. Additionally, we contributed to the development of the Municipality of Inocência's PEOT and Master Plan, with accommodation for 7,800 people under construction for the project's workers.

Environment:



Between 2022 and 2024 we collected data on the High Conservation Value Area (HCVA) of Refúgio das Antas, located in the Lobo farm in Água Clara, focusing on the protection of native fauna. We identified:

- 243 species of birds
- 26 species of mammals
- 42 species of herpetofauna, including 25 amphibians, 5 lizards, 9 serpents, 1 jaguar and 1 freshwater turtle.

Engagement with communities


casa
arauco

We established "Casa Arauco", a space to keep the community updated on the project's progress.

A bulletin on the Sucuriú Project has been distributed to align expectations, while the Serviço de Atendimento à Comunidade WhatsApp channel allows easy contact with the company for questions, suggestions, or emergencies.

Our website offers updates, and 'Momento Arauco' segments on Radio Montana FM keep the population informed.

Fourth Quarter
Subsequent Events and News

UF Sustainability bonds, Chile

On November 27, 2024, we issued two series of sustainability bonds in the Chilean market for a total amount of UF 10.0 million (approximately U.S$385.1 million). The amount of the issuance of the 7-year series was UF 1.0 million, equivalent to U.S.$38.5 million as of December 31, 2024, while the amount of the 20-year series was UF 9.0 million, equivalent to U.S.$346.6 million as of December 31, 2024. The proceeds from these issuances were for general corporate purposes. Additionally, we assumed a commitment, in line with our Sustainable Bond Framework published on our website, to finance or refinance eligible green and social projects, in an amount equivalent to the issuance of such bonds.

Sustainable Financing Framework

In November 2024, we adopted a new Sustainable Financing Framework establishing our strategic priorities with respect to sustainable initiatives and investments.


renewables
for a
better life
arauco.
SUSTAINABLE
FINANCING
FRAMEWORK
November 2024

The Sustainable Financing Framework provides that any sustainable financing of Arauco under the Sustainable Financing Framework will be aligned with the four core components and recommendations of the principles in the UN Global Compact and the UN Guidelines on Business and Human Rights in respect of: use of proceeds, process for project evaluation and selection, management of proceeds, and reporting.

Furthermore, the Sustainable Financing Framework has been created with the goal of continually responding to developments in the industry and best market practices. Accordingly, the Sustainable Financing Framework may be updated from time to time if deemed appropriate by us.

Annually during the term of the notes, until such time as an amount equal to the net proceeds of the notes has been fully allocated, and at other times in case of material developments, we will publish a Sustainable Instrument Financing Report on our website (www.arauco.com), which we expect to include: (i) the amount allocated to each Eligible Project either individually or by category; (ii) the share of net proceeds used for financing (compared to refinancing) expenditures and investments in Eligible Projects; (iii) to the extent we deem feasible, metrics (qualitative and/or quantitative) regarding the expected impact of such Eligible Projects; (iv) a selection of brief project descriptions of Eligible Projects; and (v) the outstanding amount equal to the amount of net proceeds to be allocated to Eligible Projects at the end of the applicable reporting period. We also expect to retain an independent third party to review the amount allocated to each Eligible Project.

Fourth Quarter
Subsequent Events and News

Forest Fires, Chile

During this forest fire season in Chile, we have observed 467 fires (17% down when compared to last season's 566 fires), affecting approximately 375 hectares (208 hectares more than last season). As part of our permanent efforts in fighting these fires, we made more than 6,000 water drops, in more than 1,600 flight hours. Also, 44% of the fires we fought during this season took place in properties that belong to third parties.



Construction in wood, Chile



- Tupungato refugee, made of cross-laminated timber (CLT) from the HILAM mill in Arauco, finished its construction during December 2024 at an altitude of 5,800 meters above sea level. The Tupungato Mountain is one of the most imposing peaks in the Andes, that year after year captures the attention of thousands of hikers, mountaineers and travelers.
- The first Copec S.A. power station built with CLT from the HILAM mill in Arauco is now a reality. The project promotes electromobility and demonstrates how design, innovation and commitment to the environment can go hand in hand and not only boosts electromobility, but also demonstrates that good ideas and strategic alliances can contribute to a cleaner and more sustainable future for all.


COPEC
arauco

Fourth Quarter
Subsequent Events and News

Outstanding performance of Constitución and Arauco Schools in the PAES test (Prueba de Acceso a la Educación Superior) 2024, Chile

With great pride, we recognize the excellent results obtained by our students from the Constitución and Arauco Schools in the recent test to access college education (PAES).

Colegio Constitución was positioned in third place nationally and first regionally, while Colegio Arauco stood out with second place regionally and 24th nationally, thanks to the excellent performance of its students, including Victoria Pérez and Andrés Pelen, who achieved the maximum grade in Mathematics 1.

These results reflect the joint effort of students, families and teachers, reaffirming their commitment to educational excellence.



UPCOMING EVENTS

4Q 2024 RESULTS CONFERENCE CALL

Thursday, March 6, 2025

10:30 Santiago Time

8:30 Eastern Time (New York)

For Conference Call Visit:
https://FinancialResults4Q-2024.arauco.com/



For further information, please contact:

Marcelo Bennett
Treasurer
marcelo.bennett@arauco.com

Constanza Vasquez
Investor Relations
constanza.vasquez@arauco.com

Gonzalo Garrido
Finance Analyst
gonzalo.garrido@arauco.com

investor_relations@arauco.cl
Phone: +56 2 2461 7438



Financial Statements

Income Statement

In US$ Million	Q4 2024	Q3 2024	Q4 2023	YTD 2024	YTD 2023
Revenue	1,661.6	1,695.2	1,568.5	6,546.1	6,011.8
Cost of sales	(1,229.3)	(1,192.2)	(1,221.3)	(4,634.1)	(4,744.1)
Gross profit	**432.3**	**503.0**	**347.3**	**1,912.0**	**1,267.7**
Other income	191.4	339.5	261.3	597.1	573.0
Distribution costs	(178.5)	(182.0)	(175.5)	(695.4)	(693.0)
Administrative expenses	(135.9)	(143.9)	(153.9)	(565.0)	(624.3)
Other expenses	(74.7)	(53.7)	(86.7)	(212.2)	(480.3)
Financial income	13.5	14.2	47.6	66.4	131.7
Financial costs	(91.9)	(99.8)	(100.8)	(397.9)	(373.5)
Participation in profit (loss) in associates and joint ventures accounted through equity method	(29.9)	(6.0)	(7.1)	(45.8)	7.7
Exchange rate differences	5.4	(4.5)	(107.4)	(12.4)	(194.7)
Income before income tax	**131.7**	**366.8**	**24.8**	**646.7**	**(385.8)**
Income tax	(26.9)	(136.2)	(108.9)	(170.4)	27.3
Net income	**104.8**	**230.6**	**(84.1)**	**476.3**	**(358.5)**
Profit attributable to parent company	104.8	230.8	(84.2)	476.5	(358.6)
Profit attributable to non-parent company	(0.0)	(0.2)	0.1	(0.2)	0.0

Balance Sheet

In US$ Million	31-12-2024	30-09-2024	31-12-2023
Cash and cash equivalents	1,071.6	842.8	570.0
Other financial current assets	26.0	4.9	45.6
Other current non-financial assets	261.1	280.2	240.3
Trade and other receivables-net	1,054.7	956.0	997.9
Related party receivables	10.2	9.8	2.6
Inventories	1,456.3	1,555.9	1,399.8
Biological assets, current	315.5	377.8	371.0
Tax assets	75.6	64.8	119.0
Non-Current Assets classified as held for sale	3.8	3.8	429.4
Total Current Assets	**4,274.6**	**4,096.0**	**4,175.6**
Other non-current financial assets	16.7	49.9	33.5
Other non-current and non-financial assets	85.0	87.7	99.2
Non-current receivables	65.7	71.5	108.9
Investments accounted through equity method	406.6	429.7	423.6
Intangible assets	56.0	57.3	66.4
Goodwill	51.3	53.4	55.9
Property, plant and equipment	10,382.0	10,119.2	10,207.5
Biological assets, non-current	2,747.9	2,597.4	2,651.6
Deferred tax assets	73.4	65.7	88.6
Total Non-Current Assets	**13,884.7**	**13,531.8**	**13,734.8**
TOTAL ASSETS	**18,159.3**	**17,627.9**	**17,910.4**
Other financial liabilities, current	404.8	399.2	1,129.8
Trade and other payables	746.0	720.4	760.5
Related party payables	10.6	7.9	7.0
Other provisions, current	1.8	2.2	3.9
Tax liabilities	27.6	28.6	13.3
Current provision for employee benefits	6.7	7.2	7.9
Other non-financial liabilities, current	165.6	243.2	50.1
Non-Current Assets classified as held for sale	0.0	0.0	99.3
Total Current Liabilities	**1,363.0**	**1,408.6**	**2,071.7**
Other non-current financial liabilities	6,393.9	6,028.9	6,033.7
Trade and Other payables non-current	61.5	67.7	73.6
Other provisions, non-current	33.1	33.9	28.7
Deferred tax liabilities	1,469.5	1,465.3	1,543.6
Non-current provision for employee benefits	77.6	83.3	86.5
Other non-financial liabilities, non-current	37.0	46.9	63.6
Total Non-Current Liabilities	**8,072.6**	**7,726.1**	**7,829.6**
Non-parent participation	6.5	6.5	6.6
Net equity attributable to parent company	**8,717.3**	**8,486.7**	**8,002.4**
TOTAL LIABILITIES AND EQUITY	**18,159.3**	**17,627.9**	**17,910.4**

Cash Flow Statement

US$ Million	Q4 2024	Q3 2024	Q4 2023	YTD 2024	YTD 2023
Receipts from sales of goods and rendering of services	1,676.3	1,927.2	1,605.5	6,854.7	6,211.3
Other cash receipts (payments)	87.3	115.4	167.3	529.6	516.6
Payments of suppliers and personnel (less)	(1,446.4)	(1,614.2)	(1,377.0)	(5,864.7)	(5,786.7)
Interest paid and received	(107.9)	(47.4)	(82.1)	(297.1)	(190.8)
Income tax paid	(32.7)	(17.3)	(1.1)	(69.8)	(28.5)
Other (outflows) inflows of cash, net	3.7	1.0	1.3	5.6	2.0
Net Cash Provided by (Used in) Operating Activities	**186.5**	**370.9**	**319.5**	**1,181.3**	**740.4**
Capital Expenditures	(446.4)	(244.6)	(255.0)	(1,228.9)	(1,262.8)
Other investment cash flows	2.6	945.6	(41.4)	899.9	(70.4)
Net Cash Provided by (Used in) Investing Activities	**(443.8)**	**701.0**	**(296.4)**	**(329.0)**	**(1,333.1)**
Proceeds from borrowings	583.6	139.1	394.9	1,695.5	2,126.6
Repayments of borrowings	(237.8)	(1,226.6)	(399.1)	(2,132.9)	(1,118.2)
Dividends paid	(94.4)	0.0	(0.0)	(94.6)	(282.7)
Other inflows of cash, net	(31.7)	(14.5)	(15.1)	(74.5)	(80.1)
Proceeds from Issue of Shares	300.0	0.0	0.0	300.5	0.0
Net Cash Provided by (Used in) Financing Activities	**519.7**	**(1,102.0)**	**(19.3)**	**(305.9)**	**645.7**
Total Cash Inflow (Outflow) of the Period	**262.4**	**(30.1)**	**3.9**	**546.4**	**53.0**
Effect of exchange rate changes on cash and cash equivalents	(33.7)	11.8	(90.4)	(44.8)	(150.2)
Cash and Cash equivalents at beginning of the period	842.8	861.1	656.5	570.0	667.2
Cash and Cash Equivalents at end of the Period	**1,071.6**	**842.8**	**570.0**	**1,071.6**	**570.0**